Annual Report

Cover Page

Name of issuer:

tinyB chocolate LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: CA
Date of organization: 8/4/2014

Physical address of issuer:

190 Evelyn Way
San Francisco CA 94127

Website of issuer:

http://www.tinyBchocolate.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$110,580.77	$120,560.00
Cash & Cash Equivalents:	$120,842.44	$102,167.00
Accounts Receivable:	$16,118.00	$7,111.00
Short-term Debt:	$8,974.21	$24,615.00
Long-term Debt:	$271,021.82	$199,418.00
Revenues/Sales:	$537,057.00	$317,558.00
Cost of Goods Sold:	$346,595.00	$163,657.00
Taxes Paid:	$0.00	$0.00
Net Income:	($187,225.00)	($32,666.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

tinyB chocolate LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Ilya Druzhnikov	CEO and Founder	Exit VR	2016
Andrei Stoica	Co-founder	tinyB chocolate LLC	2014
Renata Stoica	Co-founder	tinyB chocolate LLC	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Andrei Stoica	CFO	2014
Andrei Stoica	Secretary	2014
Andrei Stoica	CEO	2014
Andrei Stoica	Co-Founder	2014
Renata Stoica	President	2014
Renata Stoica	Co-Founder	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Andrei Stoica	20000000.0 Common Units	50.0
Renata Stoica	20000000.0 Common Units	50.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Our clients are predominantly large high tech and biotech companies in Silicon Valley. Any economic event that causes a significant negative impact on these industries will also impact our company.

In order to continue our rapid growth, we will need expand and diversify our services, the markets we serve or both. Although there are exceptions, a given decision maker (ie a team or department) will not purchase an identical event for a team for several years after an initial event.

We must manage our cash flow carefully, taking into account potential seasonality both in terms of slower demand for our services during summer and a peak in demand during the Holidays.

Renata, the company's Co-Founder and Chocolatier, possesses unique skills in creating the look and feel of the company's identity, its presence in social media and its continually evolving flavor selection. Any event preventing her from continuing her duties would harm the company.

Andrei, the company's Co-Founder, has accumulated valuable insights into our clients and market and would be difficult to replace if any event were to prevent him from continuing his duties.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	20,000,000	4,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Main Street Launch (SBA loan)
Issue date	12/16/16
Amount	$250,000.00
Outstanding principal plus interest	$210,000.00 as of 07/15/19
Interest rate	9.5% per annum
Maturity date	12/16/26
Current with payments	Yes

SBA loan with a 10 year term and variable rate: prime + 4%.

Loan

Lender	Vladimir Stoica
Issue date	07/15/19
Amount	$25,000.00
Outstanding principal plus interest	$25,000.00 as of 08/20/19
Interest rate	12.0% per annum
Maturity date	07/15/24
Current with payments	Yes

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2020	Regulation Crowdfunding	SAFE	$127,902	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Vladimir Stoica
Amount Invested	$25,000.00
Transaction type	Loan
Issue date	07/15/19
Outstanding principal plus interest	$25,000.00 as of 07/17/19
Interest rate	12.0% per annum
Maturity date	07/15/24
Outstanding	Yes
Current with payments	Yes
Relationship	Father

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis

2019 Operations

We saw continued strength in our team building offering and grew revenues steadily.

We faced two main challenges during our busiest time of the year due to unexpected change in staff. We were not able to keep up with demand because two of our key staff members left the organization and the Founders had to focus on maintaining the back-end logistics rather than sell.
However, we still achieved a revenue growth of over 60% from 2018.

Runway & Short/Mid Term Expenses

tinyB chocolate LLC cash in hand is $162,382, as of June 2020. Over the last three months, revenues have averaged $32,207/month, cost of goods sold has averaged $16,030/month, and operational expenses have averaged $28,189/month, for an average burn rate of $12,012 per month. Our intent is to be profitable in 18 months.

The pandemic shifted our business significantly: we saw zero revenue from team building activities and at the same time saw a surge in our eCommerce business.

We expect to continue strong eCommerce sales, boosted by a new virtual team building offering.

We obtained a $93,000 emergency disaster loan which has helped significantly. We are also investing in online advertising and marketing.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.tinyBchocolate.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Andrei Stoica
- Ilya Druzhnikov
- Renata Stoica

Appendix E: Supporting Documents

- tinyB_chocolate_LLC_-_operating_agreement_-_complete.pdf
- tinyB_Operating_Agreement_-_signatures.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird SAFE (Simple Agreement for Future Equity)
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Andrei Stoica
- Ilya Druzhnikov
- Renata Stoica

Appendix E: Supporting Documents

tinyB_chocolate_LLC_-_operating_agreement_-_complete.pdf
tinyB_Operating_Agreement_-_signatures.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

tinyB chocolate LLC

By

Andrei Stoica

Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Renata Stoica

Co-Founder

6/12/2020

Andrei Stoica

Founder

6/12/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.